The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-169789

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 5, 2011

Prospectus Supplement

(To Prospectus dated October 6, 2010)

$

Darden Restaurants, Inc.

% Senior Notes due 2021

We are offering $              million aggregate principal amount of             % senior notes due                     , 2021. The notes will mature on                     , 2021. Interest on the notes will be paid semi-annually in arrears on and              of each year, commencing on                     , 2012.

We may redeem the notes, at any time in whole or from time to time in part, at the redemption prices in this prospectus supplement under the section entitled “Description of Notes—Optional Redemption.” In addition, if we experience a change of control triggering event, we may be required to offer to purchase the notes at a purchase price equal to 101% of their principal amount, together with accrued and unpaid interest to but not including the date of the repurchase.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt, including our revolving credit facility. The notes will rank senior in right of payment to all of our existing and future subordinated debt. The notes will not be guaranteed by any of our subsidiaries. As a result, the notes will be effectively subordinated to any liabilities of our subsidiaries. The notes will be effectively subordinated in right of payment to all of our existing and future secured debt to the extent of the value of the assets securing such debt.

The notes will not be listed on any securities exchange or included in any automated quotation system.

Investing in the notes involves certain risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement.

	Per Note		Total

Price to Public		%	$
Underwriting Discount		%	$
Proceeds, before expenses, to Darden		%	$

Interest on the notes will accrue from the date of original issuance. Purchasers of the notes must pay the accrued interest if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, on behalf of the underwriters, expect to deliver the notes on or about October     , 2011. Delivery of the notes will be made in book-entry form only through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A/N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, against payment therefor in immediately available funds.

Joint Book-Running Managers

BofA Merrill Lynch	Wells Fargo Securities

SunTrust Robinson Humphrey	US Bancorp

The date of this prospectus supplement is October     , 2011.

Prospectus Supplement

All references in this prospectus supplement and the accompanying prospectus to “Darden,” “we,” “us,” “our” and “our company” are to Darden Restaurants, Inc. and not to our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Red Lobster®, Olive Garden®, Bahama Breeze®, Seasons 52®, LongHorn Steakhouse® and The Capital Grille® are our trademarks.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes that we are currently offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes that we are currently offering. Generally, the term “prospectus” refers to both parts combined. Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us and other information you should know before investing in the notes. This prospectus supplement also adds, updates and changes information contained or incorporated by reference in the accompanying prospectus. To the extent that any statement we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and in any free writing prospectus with respect to the offering filed by us with the Securities and Exchange Commission (SEC). We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, is accurate as of its date. Our business, financial condition, results of operations and prospects may have changed since the date of that information.

We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted.

AVAILABLE INFORMATION

We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available at our Internet site at http:/ www.darden.com. However, the information on our Internet site is not a part of this prospectus or any prospectus supplement.

This prospectus constitutes part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, as amended (the Securities Act). As permitted by the rules and regulations of the SEC, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the addresses and Internet sites listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be

S-ii

incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

•	Darden Restaurants, Inc.’s Annual Report on Form 10-K for the fiscal year ended May 29, 2011, filed July 22, 2011;

•	Darden Restaurants, Inc.’s Quarterly Report on Form 10-Q for the period ended August 28, 2011, filed September 30, 2011; and

•	Darden Restaurants, Inc.’s Current Reports on Form 8-K filed September 28, 2011 and October 3, 2011.

The preceding list supersedes and replaces the documents listed in the accompanying prospectus under the heading “Where You Can Find More Information About Darden.” Any further filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act) prior to the termination of the offering of the notes made hereby also will be incorporated by reference in this prospectus supplement (other than information in such documents that is deemed not to be filed).

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, on the written or oral request of that person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus other than exhibits to these documents, unless the exhibits are also specifically incorporated by reference herein. Requests for copies should be directed to Darden Restaurants, Inc., 1000 Darden Center Drive, Orlando, Florida, 32837, Attention: Investor Relations; telephone number 1-800-832-7336. The information relating to us contained in this prospectus does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

Descriptions in this prospectus or in any document incorporated by reference herein or therein of contracts or other documents are not necessarily complete, and in each instance, reference is made to the copies of these contracts or other documents incorporated by reference in this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and any term sheet and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements regarding the expected net increase in the number of our restaurants, U.S. same-restaurant sales, total sales growth, diluted net earnings per share growth, and capital expenditures in fiscal 2012, and all other statements that are not historical facts, including without limitation statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries that are preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update publicly or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements due to, among others, the risks and uncertainties described under the heading “Risk Factors” in this prospectus supplement and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

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SUMMARY

This summary is not complete and does not contain all of the information that you should consider before buying the notes in this offering. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page S-6 of this prospectus supplement and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Darden

Darden Restaurants, Inc. is the world’s largest company-owned and operated full service restaurant company, and served over 404 million meals in fiscal 2011. As of May 29, 2011, we operated through subsidiaries 1,894 restaurants in the United States and Canada. In the United States, we operated 1,860 restaurants in 49 states (the exception being Alaska), including 670 Red Lobster®, 748 Olive Garden®, 354 LongHorn Steakhouse®, 44 The Capital Grille®, 26 Bahama Breeze®, and 17 Seasons 52® restaurants, and one test “synergy restaurant” which houses both a Red Lobster and Olive Garden restaurant in the same building. In Canada, we operated 34 restaurants, including 28 Red Lobster and six Olive Garden restaurants. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida that are owned by joint ventures we manage. The joint ventures pay management fees to us, and we control the joint ventures’ use of our service marks. None of our restaurants in the United States or Canada are franchised. Of our 1,894 restaurants open on May 29, 2011, 973 were located on owned sites and 921 were located on leased sites. As of May 29, 2011, we franchised five LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 22 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements. We also have entered into an area development agreement with an unaffiliated operator to develop and operate Red Lobster, Olive Garden and LongHorn Steakhouse restaurants in the Middle East. As of May 29, 2011, no restaurants had been opened under this agreement, but a Red Lobster opened in Dubai in July 2011. On August 11, 2011, we announced we had entered into a formal area development agreement with an unaffiliated operator to develop and operate Red Lobster, Olive Garden and The Capital Grille brands in Mexico.

Darden Restaurants, Inc. is a Florida corporation incorporated in March 1995, and is the parent company of GMRI, Inc., also a Florida corporation. GMRI, Inc. and certain other of our subsidiaries own and operate our restaurants. GMRI, Inc. was originally incorporated in March 1968 as Red Lobster Inns of America, Inc. We were acquired by General Mills, Inc. in 1970 and became a separate publicly held company in 1995 when General Mills distributed all of our outstanding stock to the stockholders of General Mills. Our principal executive offices and restaurant support center are located at 1000 Darden Center Drive, Orlando, Florida 32837, telephone (407) 245-4000.

We have a 52/53 week fiscal year ending the last Sunday in May. Our 2011 fiscal year ended May 29, 2011, had 52 weeks, our 2010 fiscal year ended May 30, 2010 had 52 weeks, and our 2009 fiscal year ended May 31, 2009 had 53 weeks.

Strategy

The restaurant industry is generally considered to be comprised of two segments: quick service and full service. The full service segment is highly fragmented and includes many independent operators and small chains. We believe that capable operators of strong multi-unit brands have the opportunity to increase their share of the full service segment. We plan to grow by increasing the number of restaurants in each of our existing brands and by developing or acquiring additional brands that can be expanded profitably.

While we are a leader in the full service dining segment, we know we cannot be successful without a clear sense of who we are. Our core purpose is “To nourish and delight everyone we serve.” This core purpose is supported by our core values:

•	Integrity and fairness;

•	Respect and caring;

•	Diversity;

•	Always learning/always teaching;

•	Being “of service;”

•	Teamwork; and

•	Excellence.

Our mission is to be “The best in full service dining, now and for generations.” We believe we can achieve this goal by continuing to build on our strategy to be a brand-building company which is focused on:

•	Brand relevance;

•	Brand support;

•	A vibrant business model;

•	Competitively superior leadership; and

•	A unifying, motivating culture.

Restaurant Brands

Red Lobster. Red Lobster is the largest full service dining seafood specialty restaurant operator in the United States. It offers an extensive menu featuring fresh fish, shrimp, crab, lobster, scallops and other seafood in a casual atmosphere. The menu includes a variety of specialty seafood and non-seafood entrées, appetizers and desserts.

Olive Garden. Olive Garden is the largest full service dining Italian restaurant operator in the United States. Olive Garden’s menu includes a variety of authentic Italian foods featuring fresh ingredients and a wine list that includes a broad selection of wines imported from Italy. The menu includes flatbreads and other appetizers; soups, salad and garlic breadsticks; baked pastas; sautéed specialties with chicken, seafood and fresh vegetables; grilled meats; and a variety of desserts. Olive Garden also uses coffee imported from Italy for its espresso and cappuccino.

LongHorn Steakhouse. LongHorn Steakhouse restaurants are full service establishments serving both lunch and dinner in an attractive and inviting atmosphere reminiscent of the classic American West. With locations in 33 states, primarily in the Eastern half of the United States, LongHorn Steakhouse restaurants feature a variety of top quality menu items including signature fresh steaks, as well as salmon, shrimp, chicken, ribs, pork chops, burgers and prime rib.

The Capital Grille. The Capital Grille has locations in major metropolitan cities in the United States and features relaxed elegance and style. Nationally acclaimed for dry aging steaks on the premises, The Capital Grille is also known for fresh seafood flown in daily and culinary specials created by its chefs. The restaurants feature an award-winning wine list offering over 350 selections, personalized service, comfortable club-like atmosphere, and premiere private dining rooms.

Bahama Breeze. Bahama Breeze restaurants bring guests the feeling of a Caribbean escape, offering the food, drinks and atmosphere found in the islands. The menu features distinctive, Caribbean-inspired fresh seafood, chicken and steaks as well as signature specialty drinks. In fiscal 2007, Bahama Breeze wrote down the carrying value of five restaurants and closed nine, but improved the guest experience and unit economics sufficiently at the remaining restaurants that we have restarted modest unit growth, with one restaurant opening in each of the last three fiscal years.

Seasons 52. Seasons 52 is a casually sophisticated, fresh grill and wine bar with seasonally inspired menus offering fresh ingredients to create great tasting meals that are lower in calories than comparable restaurant meals. It offers an international wine list of more than 90 wines, with approximately 60 available by the glass.

Synergy Restaurant. In March 2011, we opened a test “synergy restaurant” that houses both a Red Lobster and Olive Garden restaurant in the same building, but with separate front doors, dining rooms and brand-specific menus. The shared building is designed to keep the guest experience the same while delivering cost efficiencies. We developed this concept to test expansion into smaller markets that would not meet our population density requirements to build a single brand. Future synergy restaurants may not be limited to Red Lobster and Olive Garden combinations, but could involve our other brands as well.

The Offering

Issuer	Darden Restaurants, Inc.

Securities Offered	$ million aggregate principal amount of % senior notes due 2021.

Maturity Date	, 2021.

Interest Rate	The notes will bear interest at a rate of % per year.

Interest Payment Dates	Semi-annually in arrears on and of each year, commencing on , 2012.

Ranking	The notes will be our senior unsecured obligations and will:

•	rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt, including our revolving credit facility;

•	rank senior in right of payment to all of our existing and future subordinated debt;

•	rank effectively subordinate to our subsidiaries’ liabilities; and

•	rank effectively subordinate in right of payment to any existing and future secured debt to the extent of the value of the assets securing such debt.

As of August 28, 2011, we had approximately $1.8 billion of senior debt outstanding (without giving effect to this offering) and our subsidiaries had no debt (excluding any intercompany liabilities). As of that date, there were no outstanding borrowings under our $750.0 million revolving credit facility, although we had $330.5 million of commercial paper and $70.9 million of letters of credit, each of which was backed by our revolving credit facility. On October 3, 2011, we entered into a new $750.0 million revolving credit facility under which there are no outstanding borrowings as of the date of this offering, although we had outstanding commercial paper or letters of credit backed by the facility.

Covenants	The indenture governing the notes contains covenants that will limit our ability to:

•	incur some liens securing debt;

•	engage in some sale-leaseback transactions; and

•	enter into some consolidations, mergers or transfers of substantially all of our assets.

These covenants apply to Darden and to certain of its subsidiaries but do not apply to Darden’s subsidiaries that are not corporations. As of August 28, 2011, approximately 9% of Darden’s consolidated total assets were held through partnerships and other non-corporate entities.

Repurchase at the Option of Holders Upon a Change of Control Triggering Event	If we experience a “Change of Control Triggering Event” (as defined in “Description of Notes—Change of Control”), we will be required, unless we have exercised our right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

Optional Redemption	The notes will be redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis point plus accrued and unpaid interest thereon to the date of redemption. See “Description of Notes—Optional Redemption.”

Sinking Fund	None.

Use of Proceeds	We intend to use the net proceeds from the sale of the notes for general corporate purposes, including to repay short-term debt. See “Use of Proceeds.”

Denominations and Form	We will issue the notes in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company (DTC). The notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

No Listing	We do not intend to apply for the listing of the notes on any securities exchange or for the quotation of the notes in any dealer quotation system.

Risk Factors	An investment in the notes involves risks. You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-6, as well as other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in the notes.

Trustee	Wells Fargo Bank, National Association.

RISK FACTORS

An investment in the notes involves risks. Before deciding whether to purchase the notes, you should consider the risks discussed below and in our filings with the SEC that we have incorporated by reference in this prospectus supplement and the accompanying prospectus. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations.

Any of the risks discussed below or in our SEC filings incorporated by reference in this prospectus supplement and the accompanying prospectus, and other risks we have not anticipated or discussed, could have a material impact on our business, financial condition or results of operations. In that case, our ability to pay interest on the notes when due or to repay the notes at maturity could be adversely affected, and the trading price of the notes could decline substantially.

Risks Related to Our Business

Food safety and food-borne illness concerns throughout the supply chain may have an adverse effect on our business.

Food safety is a top priority, and we dedicate substantial resources to ensuring that our customers enjoy safe, quality food products. However, food safety issues could be caused by food suppliers or distributors and, as a result, be out of our control. In addition, regardless of the source or cause, any report of food-borne illnesses such as E. coli, hepatitis A, trichinosis or salmonella, and other food safety issues including food tampering or contamination, at one of our restaurants could adversely affect the reputation of our brands and have a negative impact on our sales. Even instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry generally and adversely impact our sales. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, resulting in higher costs and lower margins.

Litigation, including allegations of illegal, unfair or inconsistent employment practices, may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by employees, guests, suppliers, shareholders, government agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. These actions and proceedings may involve allegations of illegal, unfair or inconsistent employment practices, including wage and hour violations and employment discrimination; guest discrimination; food safety issues including poor food quality, food-borne illness, food tampering, food contamination, and adverse health effects from consumption of various food products or high-calorie foods (including obesity); other personal injury; violation of “dram shop” laws (providing an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or a third party); trademark infringement; violation of the federal securities laws; or other concerns. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our brands, regardless of whether the allegations are valid or we ultimately are found liable. Litigation could impact our operations in other ways as well. Allegations of illegal, unfair or inconsistent employment practices, for example, could adversely affect employee acquisition and retention. As a result, litigation may adversely affect our business, financial condition and results of operations.

Unfavorable publicity, or a failure to respond effectively to adverse publicity, could harm our reputation and adversely impact our guest counts and sales.

The good reputation of our restaurant brands is a key factor in the success of our business. Actual or alleged incidents at any of our restaurants could result in negative publicity that could harm our brands. Even incidents occurring at restaurants operated by our competitors or in the supply chain generally could result in negative publicity that could harm the restaurant industry overall and, indirectly, our own brands. Negative publicity may result from allegations of illegal, unfair or inconsistent employment practices, guest discrimination, illness, injury, or any of the other matters discussed above that could give rise to litigation. Regardless of whether the allegations or complaints are valid, unfavorable publicity relating to a limited number of our restaurants, or only to a single restaurant, could adversely affect public perception of the entire brand. Negative publicity also may result from health concerns including food safety and flu outbreaks, publication of government or industry findings concerning food products, environmental disasters, crime incidents, data privacy breaches, scandals involving our employees, or operational problems at our restaurants, all of which could make our brands and menu offerings less appealing to our guests and negatively impact our guest counts and sales. Adverse publicity and its effect on overall consumer perceptions of our brands, or our failure to respond effectively to adverse publicity, could have a material adverse effect on our business.

We are subject to a number of risks relating to federal, state and local regulation of our business, including in the areas of health care reform, environmental matters, minimum wage, data privacy, menu labeling, immigration requirements and taxes, and an insufficient or ineffective response to government regulation may impact our cost structure, operational efficiencies and talent availability.

The restaurant industry is subject to extensive federal, state and local laws and regulations. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to building, zoning, land use, environmental, traffic and other regulations and requirements. We are subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards and the sale of alcoholic beverages. We are subject to laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content and menu labeling. We are subject to federal and state laws governing minimum wages, unionization and other labor issues. These include the Fair Labor Standards Act of 1938 and requirements concerning overtime, family leave, tip credits, working conditions and safety standards. They also include the Immigration Reform and Control Act of 1986, which requires among other things the preparation of Form I-9 to verify that employees are authorized to accept employment in the United States.

We also are subject to federal and state laws which prohibit discrimination and other laws regulating the design and operation of facilities, such as the Americans With Disabilities Act of 1990. Compliance with these laws and regulations can be costly and increase our exposure to litigation and governmental proceedings, and a failure or perceived failure to comply with these laws could result in negative publicity that could harm our reputation. New or changing laws and regulations relating to union organizing rights and activities may impact our operations at the restaurant level and increase our cost of labor.

We are reviewing the Health Care Reform Law. As part of that review, we will evaluate the potential impacts of this new law on our business, and accommodate various parts of the law as they take effect. There are no assurances that a combination of cost management and price increases can accommodate all of the costs associated with compliance. We did not receive tax-free subsidies for providing prescription drugs to retirees under Medicare Part D. Therefore, we have no deferred tax assets associated with our retiree medical plan that would be impacted by this law. The Health Care Reform Law also requires restaurant companies such as ours to disclose calorie information on their menus. We do not expect to incur any material costs from compliance with this provision, but cannot anticipate any changes in guest behavior resulting from the implementation of this portion of the law, which could have an adverse effect on our sales or results of operations.

We are subject to a variety of federal, state and local laws and regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. There also has been increasing focus by U.S. and overseas governmental authorities on other environmental matters, such as climate change, the reduction of greenhouse gases and water consumption. This increased focus may lead to new initiatives directed at regulating an as yet unspecified array of environmental matters, such as the emission of greenhouse gases, where “cap and trade” initiatives could effectively impose a tax on carbon emissions. Legislative, regulatory or other efforts to combat climate change or other environmental concerns could result in future increases in the cost of raw materials, taxes, transportation and utilities, which could decrease our operating profits and necessitate future investments in facilities and equipment.

We are subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit card numbers), and health information. Compliance with these laws and regulations can be costly, and any failure or perceived failure to comply with those laws could harm our reputation or lead to litigation, which could adversely affect our financial condition.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or an insufficient or ineffective response to significant regulatory or public policy issues, could increase our cost structure, operational efficiencies and talent availability, and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

We may be subject to increased labor and insurance costs.

Our restaurant operations are subject to federal and state laws governing such matters as minimum wages, working conditions, overtime and tip credits. As federal and state minimum wage rates increase, we may need to increase not only the wages of our minimum wage employees but also the wages paid to employees at wage rates that are above minimum wage. Labor shortages, increased employee turnover and health care mandates could also increase our labor costs. This in turn could lead us to increase prices which could impact our sales. Conversely, if competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline. In addition, the current premiums that we pay for our insurance (including workers’ compensation, general liability, property, health, and directors’ and officers’ liability) may increase at any time, thereby further increasing our costs. The dollar amount of claims that we actually experience under our workers’ compensation and general liability insurance, for which we carry high per-claim deductibles, may also increase at any time, thereby further increasing our costs. Further, the decreased availability of property and liability insurance has the potential to negatively impact the cost of premiums and the magnitude of uninsured losses.

We rely heavily on information technology in our operations, and any material failure, inadequacy, interruption or breach of security of that technology could harm our ability to effectively operate our business.

We rely heavily on information systems across our operations, including for management of our supply chain, point-of-sale processing system in our restaurants, and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, a material network breach in the security of these systems as a result of a cyber attack, or any other failure to maintain a continuous and secure cyber network could result in substantial harm or inconvenience to us or an individual. This could include the theft of our intellectual property or trade secrets, or the improper use of personal information or other “identity theft.” Each of these situations or data privacy breaches may cause delays in customer service, reduce efficiency in our operations, require significant capital investments to remediate the problem, or result in negative publicity that could harm our reputation.

Our inability or failure to execute on a comprehensive business continuity plan following a major natural disaster such as a hurricane or manmade disaster, including terrorism, at our corporate facility could materially adversely impact our business.

Many of our corporate systems and processes and corporate support for our restaurant operations are centralized at one Florida location. We have disaster recovery procedures and business continuity plans in place to address most events of a crisis nature, including hurricanes and other natural disasters, and back up and off-site locations for recovery of electronic and other forms of data and information. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operation and exposure to administrative and other legal claims.

Health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases may have an adverse effect on our business.

The United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as norovirus, avian flu or “SARS”, and H1N1 or “swine flu”, or other diseases such as bovine spongiform encephalopathy, commonly known as “mad cow disease.” To the extent that a virus or disease is food-borne, or perceived to be food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our guests to eat less of a product, or could reduce public confidence in food handling and/or public assembly. For example, health concerns relating to the consumption of beef or to specific events such as an outbreak of “mad cow disease” may adversely impact sales at LongHorn Steakhouse and The Capital Grille restaurants that offer beef as a primary menu item. In addition, public concern over avian flu may cause fear about the consumption of chicken, eggs and other products derived from poultry. The inability to serve beef or poultry-based products would restrict our ability to provide a variety of menu items to our guests. If we change a restaurant menu in response to such concerns, we may lose customers who do not prefer the new menu, and we may not be able to attract a sufficient new customer base to produce the sales needed to make the restaurant profitable. We also may have different or additional competitors for our intended customers as a result of such a change and may not be able to successfully compete against such competitors. If a virus is transmitted by human contact, our employees or guests could become infected, or could choose, or be advised, to avoid gathering in public places, any of which could adversely affect our restaurant guest traffic, and our ability to adequately staff our restaurants, receive deliveries on a timely basis or perform functions at the corporate level. We also could be adversely affected if jurisdictions in which we have restaurants impose mandatory closures, seek voluntary closures or impose restrictions on operations. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may adversely affect our business.

We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

The full service dining sector of the restaurant industry is intensely competitive with respect to pricing, service, location, personnel and type and quality of food, and there are many well-established competitors. We compete within each market with national and regional restaurant chains and locally-owned restaurants. We also face growing competition as a result of the trend toward convergence in grocery, deli and restaurant services, particularly in the supermarket industry which offers “convenient meals” in the form of improved entrées and side dishes from the deli section. We compete primarily on the quality, variety and value perception of menu items. The number and location of restaurants, type of brand, quality and efficiency of service, attractiveness of facilities and effectiveness of advertising and marketing programs are also important factors. We anticipate that intense competition will continue with respect to all of these factors. If we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

Our failure to drive sufficient profitable sales growth through brand relevance, operating excellence, opening new restaurants and developing or acquiring new dining brands could result in poor financial performance.

As part of our business strategy, we intend to drive profitable sales growth by increasing same-restaurant sales at existing restaurants, continuing to expand our current portfolio of restaurant brands, and developing or acquiring additional brands that can be expanded profitably. This strategy involves numerous risks, and we may not be able to achieve our growth objectives. We may not be able to maintain brand relevance and restaurant operating excellence at existing brands to achieve sustainable same-restaurant sales growth and warrant new unit growth. A failure to define and deliver clear, relevant brands that generate sustainable same-restaurant traffic growth and produce non-traditional sales and earnings growth opportunities, or to evolve in-restaurant and brand support cost structures so that competitively strong sales growth results in stable and improving profit margins, could have an adverse effect on our results of operations. In addition, we may not be able to support sustained new unit growth or open all of our planned new restaurants, and the new restaurants that we open may not be profitable or as profitable as our existing restaurants. New restaurants typically experience an adjustment period before sales levels and operating margins normalize, and even sales at successful newly-opened restaurants generally do not make a significant contribution to profitability in their initial months of operation. The opening of new restaurants can also have an adverse effect on sales levels at existing restaurants. Furthermore, we may not be able to develop or acquire additional brands that are as profitable as our existing restaurants. Growth through acquisitions may involve additional risks. For example, we may pay too much for a brand relative to the actual economic return, be required to borrow funds to make our acquisition (which would increase our interest expense) or be unable to successfully integrate an acquired brand into our operations.

The ability to open and profitably operate restaurants is subject to various risks, such as the identification and availability of suitable and economically viable locations, the negotiation of acceptable lease or purchase terms for new locations, the need to obtain all required governmental permits (including zoning approvals and liquor licenses) on a timely basis, the need to comply with other regulatory requirements, the availability of necessary contractors and subcontractors, the ability to meet construction schedules and budgets, the ability to manage union activities such as picketing or hand billing which could delay construction, increases in labor and building material costs, the availability of financing at acceptable rates and terms, changes in weather or other acts of God that could result in construction delays and adversely affect the results of one or more restaurants for an indeterminate amount of time, our ability to hire and train qualified management personnel and general economic and business conditions. At each potential location, we compete with other restaurants and retail businesses for desirable development sites, construction contractors, management personnel, hourly employees and other resources. If we are unable to successfully manage these risks, we could face increased costs and lower than anticipated sales and earnings in future periods.

We incurred substantial additional indebtedness to finance the acquisition of RARE Hospitality International Inc. (RARE) in October 2007, which may decrease our business flexibility and increase our borrowing costs.

We incurred substantial additional indebtedness to finance the RARE acquisition. Although our adjusted debt to adjusted total capital ratio has fallen to near pre-acquisition levels, it remains higher than it was before the acquisition. Our increased indebtedness and higher adjusted debt to adjusted total capital ratio, as compared to that which existed on a historical basis, may have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions and increasing borrowing costs.

Our level of indebtedness could have important consequences. For example, it may:

•

require a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and reduce our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

•

limit our ability to obtain additional financing to fund working capital, capital expenditures, additional acquisitions or general corporate requirements, particularly if the ratings assigned to our debt securities by rating organizations were revised downward; and

•	limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors.

There are various financial covenants and other restrictions in our debt instruments. If we fail to comply with any of these requirements, the related indebtedness (and other unrelated indebtedness) could become due and payable prior to its stated maturity. A default under our debt instruments may also significantly affect our ability to obtain additional or alternative financing.

Our ability to make scheduled payments or to refinance our debt obligations with respect to indebtedness will depend on our operating and financial performance, which in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

Our plans to expand our newer brands Bahama Breeze and Seasons 52 and the testing of synergy restaurants that have not yet proven their long-term viability may not be successful, which could require us to make substantial further investments in those brands and test formats and result in losses and impairments.

While each of our restaurant brands, as well as each of our individual restaurants, are subject to the risks and uncertainties described above, there is an enhanced level of risk and uncertainty related to the operation and expansion of our newer brands such as Bahama Breeze and Seasons 52 and the testing of new restaurant formats such as synergy restaurants. These brands and test formats have not yet proven their long-term viability or growth potential. We have made substantial investments in the development and expansion of each of these brands and test formats, and further investment is required. While we have implemented a number of changes to operations at Bahama Breeze, and believe we have improved the guest experience and unit economics sufficiently to restart modest unit growth, there can be no assurance that these changes will continue to be successful or that additional new unit growth will occur. Seasons 52 also is in the early stages of its development and will require additional resources to support further growth. There likewise can be no assurances that the testing of the synergy restaurant format will prove successful. In each case, these brands and formats will continue to be subject to the risks and uncertainties that accompany any emerging restaurant brand or format.

A lack of availability of suitable locations for new restaurants or a decline in the quality of the locations of our current restaurants may adversely affect our sales and results of operations.

The success of our restaurants depends in large part on their locations. As demographic and economic patterns change, current locations may not continue to be attractive or profitable. Possible declines in neighborhoods where our restaurants are located or adverse economic conditions in areas surrounding those neighborhoods could result in reduced sales in those locations. In addition, desirable locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation. The occurrence of one or more of these events could have a significant adverse effect on our sales and results of operations.

We may experience higher-than-anticipated costs associated with the opening of new restaurants or with the closing, relocating and remodeling of existing restaurants, which may adversely affect our results of operations.

Our sales and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocating and remodeling of existing restaurants. We incur substantial pre-opening expenses each time we open a new restaurant and other expenses when we close, relocate or remodel existing restaurants. The expenses of opening, closing, relocating or remodeling any of our restaurants may be higher than anticipated. An increase in such expenses could have an adverse effect on our results of operations.

Increased advertising and marketing costs could adversely affect our results of operations.

If our competitors increase their spending on advertising and promotions, if our advertising, media or marketing expenses increase, or if our advertising and promotions become less effective than those of our competitors, we could experience a material adverse effect on our results of operations. Inadequate or ineffective advertising could inhibit our ability to maintain brand relevance and drive increased sales.

A failure to develop and recruit effective leaders, the loss of key personnel or a significant shortage of high-quality restaurant employees could jeopardize our ability to meet our growth targets.

Our future growth depends substantially on the contributions and abilities of key executives and other employees. Our future growth also depends substantially on our ability to recruit and retain high-quality employees to work in and manage our restaurants. We must continue to recruit, retain and motivate management and other employees in order to maintain our current business and support our projected growth. A failure to maintain appropriate organizational capacity and capability to support leadership excellence and build adequate bench strength required for growth, a loss of key employees or a significant shortage of high-quality restaurant employees could jeopardize our ability to meet our growth targets.

The price and availability of key food products, ingredients and utilities used by our restaurants and a failure to achieve economies of scale in purchasing could adversely affect our sales and results of operations.

Our results of operations depend significantly on our ability to anticipate and react to changes in the price and availability of food, ingredients, utilities and other related costs over which we may have little control. Operating margins for our restaurants are subject to changes in the price and availability of food commodities, including shrimp, lobster, crab and other seafood, as well as beef, pork, chicken, cheese and produce. The introduction of or changes to tariffs on imported shrimp or other food products could increase our costs and possibly impact the supply of those products. We attempt to leverage our size to achieve economies of scale in purchasing, but there can be no assurances that we can always do so effectively. We are subject to the general risks of inflation. Our restaurants’ operating margins are also affected by fluctuations in the price of utilities such as electricity and natural gas, whether as a result of inflation or otherwise, on which the restaurants depend for their energy supply. In addition, interruptions to the availability of gas, electric, water or other utilities, whether due to aging infrastructure, weather conditions, fire, animal damage, trees, digging accidents or other reasons largely out of our control, may adversely affect our operations. Some climatologists predict that the long-term effects of climate change may result in more severe, volatile weather. Our inability to anticipate and respond effectively to an adverse change in any of these factors could have a significant adverse effect on our sales and results of operations.

We may lose sales or incur increased costs if our restaurants experience shortages or interruptions in the delivery of food and other products from our third party vendors and suppliers.

Possible shortages or interruptions in the supply of food items and other supplies to our restaurants caused by inclement weather, natural disasters such as floods and earthquakes, the inability of our vendors to obtain credit in a tightened credit market or remain solvent given disruptions in the financial markets, or other conditions beyond our control could adversely affect the availability, quality and cost of the items we buy and the operations of our restaurants. We may have a limited number of suppliers for certain of our products. Supply chain risk could increase our costs and limit the availability of products that are critical to our restaurant operations. If we temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in sales during the time affected by the shortage or thereafter as a result of our customers changing their dining habits.

Volatility in the market value of derivatives we use to hedge exposures to fluctuations in commodity prices may cause volatility in our gross margins and net earnings.

We use or may use derivatives to hedge price risk for some of our principal ingredient and energy costs, including but not limited to coffee, butter, wheat, soybean oil, pork, beef, diesel fuel, gasoline and natural gas. Changes in the values of these derivatives are recorded in earnings currently, resulting in volatility in both gross margin and net earnings. These gains and losses are reported as a component of cost of sales in our Consolidated Statements of Earnings included in our consolidated financial statements. We may experience volatile earnings as a result of these accounting treatments.

Certain economic and business factors specific to the restaurant industry and other general macroeconomic factors including unemployment, energy prices and interest rates that are largely out of our control may adversely affect consumer behavior and our results of operations.

Our business results depend on a number of industry-specific and general economic factors, many of which are beyond our control. The full service dining sector of the restaurant industry is affected by changes in national, regional and local economic conditions, seasonal fluctuation of sales volumes, consumer spending patterns and consumer preferences, including changes in consumer tastes and dietary habits, and the level of consumer acceptance of our restaurant brands. The performance of individual restaurants may also be adversely affected by factors such as demographic trends, severe weather including hurricanes, traffic patterns and the type, number and location of competing restaurants.

General economic conditions may also adversely affect our results of operations. Recessionary economic cycles, a protracted economic slowdown, a worsening economy, increased unemployment, increased energy prices, rising interest rates or other industry-wide cost pressures could affect consumer behavior and spending for restaurant dining occasions and lead to a decline in sales and earnings. Job losses, foreclosures, bankruptcies and falling home prices could cause customers to make fewer discretionary purchases, and any significant decrease in our customer traffic or average profit per transaction will negatively impact our financial performance. In addition, if gasoline, natural gas, electricity and other energy costs increase, and credit card, home mortgage and other borrowing costs increase with rising interest rates, our guests may have lower disposable income and reduce the frequency with which they dine out, may spend less on each dining out occasion, or may choose more inexpensive restaurants.

Furthermore, we cannot predict the effects that actual or threatened armed conflicts, terrorist attacks, efforts to combat terrorism, heightened security requirements, or a failure to protect information systems for critical infrastructure, such as the electrical grid and telecommunications systems, could have on our operations, the economy or consumer confidence generally. Any of these events could affect consumer spending patterns or result in increased costs for us due to security measures.

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could increase our costs, reduce traffic in some or all of our restaurants or impose practical limits on pricing, any of which could lower our profit margins and have a material adverse effect on our financial condition and results of operations.

Disruptions in the financial and credit markets may adversely impact consumer spending patterns, affect the availability and cost of credit and increase pension plan expenses.

Our ability to make scheduled payments or to refinance our debt and to obtain financing for acquisitions or other general corporate and commercial purposes will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and to financial, business and other factors beyond our control. Global credit markets and the financial services industry have been experiencing a period of unprecedented turmoil recently, characterized by the bankruptcy, failure or sale of various financial institutions and an unprecedented level of intervention from the United States and other governments. These events may adversely impact the availability of credit already arranged, and the availability and cost of credit in the future. There can be no assurances that we will be able to arrange credit on terms we believe are acceptable or that permit us to finance our business with historical margins. The lack of credit, along with the macroeconomic factors previously discussed, may have an adverse impact on certain of our suppliers, landlords and other tenants in retail centers in which we are located. If these issues continue or worsen, they could further materially impact these parties, which in turn could negatively affect our financial results. Any new or continuing disruptions in the financial markets may also adversely affect the U.S. and world economy, which could negatively impact consumer spending patterns. There can be no assurances as to how or when this period of turmoil will be resolved. Changes in the capital markets could also have significant effects on our pension plan. Our pension income or expense is affected by factors including the market performance of the assets in the master pension trust maintained for the pension plans for some of our employees, the weighted average asset allocation and long-term rate of return of our pension plan assets, the discount rate used to determine the service and interest cost components of our net periodic pension cost and assumed rates of increase in our employees’ future compensation. If our pension plan assets do not achieve positive rates of return, or if our estimates and assumed rates are not accurate, our earnings may decrease because net periodic pension costs would rise and we could be required to provide additional funds to cover our obligations to employees under the pension plan.

We face a variety of risks associated with doing business with franchisees, business partners and vendors in foreign markets.

Our expansion into international markets could create risks to our brands and reputation. We believe that we have selected high-caliber international operating partners and franchisees with significant experience in restaurant operations, and provide them with training and support. However, the ultimate success and quality of any franchise restaurant rests with the franchisee. If the franchisee does not successfully operate its restaurants in a manner consistent with our standards, or customers have negative experiences due to issues with food quality or operational execution, our brand values could suffer, which could have an adverse effect on our business.

There also is no assurance that international operations will be profitable or that international growth will continue. Our international operations are subject to all of the same risks associated with our domestic operations, as well as a number of additional risks. These include, among other things, international economic and political conditions, foreign currency fluctuations, and differing cultures and consumer preferences.

We also are subject to governmental regulations throughout the world that impact the way we do business with our international franchisees and vendors. These include antitrust and tax requirements, anti-boycott regulations, import/export/customs regulations and other international trade regulations, the USA Patriot Act and the Foreign Corrupt Practices Act. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could harm our business, results of operations and financial condition.

Failure to protect our service marks or other intellectual property could harm our business.

We regard our Darden Restaurants®, Red Lobster®, Olive Garden®, LongHorn Steakhouse®, The Capital Grille®, Bahama Breeze®, and Seasons 52® service marks, and other service marks and trademarks related to our restaurant businesses, as having significant value and being important to our marketing efforts. We rely on a combination of protections provided by contracts, copyrights, patents, trademarks, service marks and other common law rights, such as trade secret and unfair competition laws, to protect our restaurants and services from infringement. We have registered certain trademarks and service marks in the United States and foreign jurisdictions. However, we are aware of names and marks identical or similar to our service marks being used from time to time by other persons. Although our policy is to oppose any such infringement, further or unknown unauthorized uses or other misappropriation of our trademarks or service marks could diminish the value of our brands and adversely affect our business. In addition, effective intellectual property protection may not be available in every country in which we have or intend to open or franchise a restaurant. Although we believe have taken appropriate measures to protect our intellectual property, there can be no assurance that these protections will be adequate and defending or enforcing our service marks and other intellectual property could result in the expenditure of significant resources.

Impairment of the carrying value of our goodwill or other intangible assets could adversely affect our financial condition and consolidated results of operations.

Goodwill represents the difference between the purchase price of acquired companies and the related fair values of net assets acquired. We test goodwill for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit. If the carrying value is less than the fair value, no impairment exists. If the carrying value is higher than the fair value, there is an indication of impairment. A significant amount of judgment is involved in determining if an indication of impairment exists. Factors may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors would have a significant impact on the recoverability of these assets and negatively affect our financial condition and consolidated results of operations. We compute the amount of impairment by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. We are required to record a non-cash impairment charge if the testing performed indicates that goodwill has been impaired.

We evaluate the useful lives of our other intangible assets, primarily the LongHorn Steakhouse® and The Capital Grille® trademarks, to determine if they are definite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

As with goodwill, we test our indefinite-lived intangible assets (primarily trademarks) for impairment annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We estimate the fair value of the trademarks based on an income valuation model using the relief from royalty method, which requires assumptions related to projected sales from our annual long-range plan, assumed royalty rates that could be payable if we did not own the trademarks and a discount rate.

We cannot accurately predict the amount and timing of any impairment of assets. Should the value of goodwill or other intangible assets become impaired, there could be an adverse effect on our financial condition and consolidated results of operations.

Failure of our internal controls over financial reporting and future changes in accounting standards may cause adverse unexpected operating results, affect our reported results of operations or otherwise harm our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Our growth and acquisition of other restaurant companies with procedures not identical to our own could place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. A significant financial reporting failure or material weakness in internal control over financial reporting could cause a loss of investor confidence and decline in the market price of our common stock.

A change in accounting standards can have a significant effect on our reported results and may affect our reporting of transactions before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing accounting rules or the questioning of current accounting practices may adversely affect our reported financial results. Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to, revenue recognition, fair value of investments, impairment of long-lived assets, leases and related economic transactions, derivatives, pension and post-retirement benefits, intangibles, self-insurance, income taxes, property and equipment, unclaimed property laws and litigation, and stock-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

Risks Related to the Notes

Our indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the notes.

As of August 28, 2011, we had approximately $1.8 billion of senior debt outstanding (without giving effect to this offering) and our subsidiaries had no debt (excluding any intercompany liabilities). Our level of indebtedness could have important consequences to holders of the notes. For example, in addition to the risks described above, our level of indebtedeness could, among other things, make it more difficult for us to satisfy our financial obligations, including those relating to the notes, our other existing notes and our revolving credit facility.

The notes are effectively subordinated to the obligations of our subsidiaries.

Our operations are conducted through our subsidiaries, none of which are guarantors of the notes. As of August 28, 2011, our subsidiaries had no debt (excluding any intercompany liabilities). Although the notes are unsubordinated obligations, they will be effectively subordinated to all liabilities, including trade payables, of our current or future subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due under our indebtedness, including the notes, or to make any funds available to us, whether by paying dividend, distribution, loan or other payments. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and their business considerations.

The notes will be unsecured. Therefore, any of our future secured creditors would have a prior claim, ahead of the notes, on our assets and our subsidiaries’ assets to the extent such assets secure that secured debt.

The notes will be our senior unsecured debt. As of August 28, 2011, we had no secured debt. While the indenture contains restrictions on liens, we have the ability to incur some secured debt. Holders of any future secured debt that we or our subsidiaries may incur will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing such debt. In addition, if we fail to meet our payments or other obligations under any future secured debt, the holders of that secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets to the exclusion of the holders of the notes, even if an event of default existed under the indenture governing the notes at such time.

We and our subsidiaries may incur substantially more debt.

The indenture does not limit the amount of debt that we or our subsidiaries may incur. Other than as described under “Description of Notes—Change of Control” in this prospectus supplement and in the accompanying prospectus under the section entitled “Description of Debt Securities—Some Restrictive Covenants,” the indenture does not contain any financial covenants or provisions that would afford the holders of the notes protection in the event we incur new debt, including in connection with a highly leveraged transaction. If new debt is added to our and our subsidiaries’ current debt levels, the risks related to our indebtedness described above could intensify.

Our credit ratings may not reflect all risks of your investment in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes and our access to the capital markets. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

We may choose to redeem the notes when prevailing interest rates are relatively low.

The notes are redeemable at our option and we may choose to redeem some or all of the notes from time to time, especially when prevailing interest rates are lower than the rate borne by the notes. If prevailing rates are lower at the time of redemption, you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Please see the section entitled “Description of Notes—Optional Redemption.”

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are a new issue of securities for which there currently is no established trading market. We do not intend to list the notes on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market-making at any time. No assurance can be given:

•	that a market for any series of notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, unless we have exercised our right to redeem the notes, each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. If we experience a Change of Control Triggering Event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes. For example, in order to obtain sufficient funds to pay the purchase price of the notes, and our other existing notes which contain similar change of control provisions, we expect that we would have to refinance the notes. We may not, under these circumstances, be able to refinance the notes on reasonable terms, if at all. Our failure to purchase the notes as required would result in a default under the indenture. Such an event of default may cause the acceleration of the notes and our other indebtedness. Our revolving credit facility also contains restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control. Our future indebtedness may also contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control. Please see the section entitled “Description of Notes—Change of Control.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million, after deducting the underwriting discounts and our estimated offering expenses. We intend to use the net proceeds from the sale of the notes for general corporate purposes, including to repay short-term debt. As of August 28, 2011, we had $330.5 million of outstanding commercial paper obligations which had maturities of up to 26 days and which had annual interest rates ranging from 0.30% to 0.35%.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for the periods indicated are as follows:

Fiscal Year Ended					Three Months Ended
May 29, 2011	May 30, 2010	May 31, 2009	May 25, 2008	May 27, 2007	August 28, 2011	August 29, 2010
5.4	4.7	4.2	5.0	8.6	5.1	5.2

Earnings represent consolidated earnings from continuing operations before income taxes plus fixed charges (net of capitalized interest). Fixed charges represent interest costs, whether expensed or capitalized, including interest recognized in connection with our unrecognized tax benefits, and the percent of minimum restaurant and equipment lease payments deemed to represent the interest factor.

CAPITALIZATION

The following table sets forth our consolidated capitalization (including short-term debt) at August 28, 2011 and as adjusted to reflect the issuance of the notes and use of the net proceeds thereof. The information set forth below is only a summary and should be read together with our consolidated financial statements and the related notes, in each case incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At August 28, 2011
	Actual	As Adjusted(1)
	(Unaudited)
	(In millions)
Short-term debt:
Commercial paper	$330.5	$

Long-term debt:
Revolving credit facility(2)	—		—
5.625% senior notes due 2012	350.0		350.0
7.125% debentures due 2016	100.0		100.0
6.200% senior notes due 2017	500.0		500.0
6.000% senior notes due 2035	150.0		150.0
6.800% senior notes due 2037	300.0		300.0
ESOP loan with variable rate of interest (0.56% at August 28, 2011) due 2018	7.3		7.3
Capital leases	57.0		57.0
Notes offered hereby	—

Total long-term debt	1,464.3
Fair value hedge	2.9		2.9

Total long-term debt excluding unamortized issuance discounts	1,467.2

Total senior debt	$1,797.7	$

Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500.0 shares; issued 287.9 shares; outstanding 133.6 shares	2,444.4		2,444.4
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	—		—
Retained earnings	2,970.7		2,970.7
Treasury stock, 154.2 shares, at cost	(3,415.1)		(3,415.1)
Accumulated other comprehensive income (loss)	(88.1)		(88.1)
Unearned compensation	(8.6)		(8.6)

Total stockholders’ equity	1,903.3		1,903.3

Total capitalization	$3,701.0	$

(1)	Adjusted amounts do not reflect the deduction of any discounts or commissions in connection with the issuance of the notes.
(2)	As of August 28, 2011, no borrowings were outstanding under our $750.0 million revolving credit facility, although we had $330.5 million of commercial paper and $70.9 million of letters of credit outstanding, each of which was backed by our revolving credit facility. On October 3, 2011, we entered into a new $750.0 million revolving credit facility under which no borrowings were outstanding as of the date of this offering, although we had outstanding commercial paper or letters of credit backed by this facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial information of Darden for the periods presented. We derived the selected historical consolidated financial information presented below for each of the three fiscal years in the period ended May 29, 2011 from our audited consolidated financial statements and our 2011 Annual Report to Shareholders. We derived the selected historical consolidated financial information presented below for the quarters ended August 28, 2011 and August 29, 2010 from our unaudited consolidated financial statements which include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly our results of operations and financial position for the periods and dates presented. The results of operations for an interim period are not necessarily indicative of results for the full year or any other interim period.

You should read the selected historical consolidated financial information presented below in conjunction with our audited and unaudited consolidated financial statements, the related notes and other financial information contained in our Annual Report on Form 10-K for the year ended May 29, 2011 and our Quarterly Report on Form 10-Q for the quarter ended August 28, 2011, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. See the section entitled “Where You Can Find More Information About Darden” in the accompanying prospectus.

	Fiscal Year Ended			Quarter Ended
	May 29, 2011	May 30, 2010	May 31, 2009	August 28, 2011	August 29, 2010
				(Unaudited)
	(In millions, expect per share data)
Income Statement Data(1),(3)
Sales	$7,500.2	$7,113.1	$7,217.5	$1,942.0	$1,806.7

Costs and expenses:
Cost of sales:
Food and beverage	2,173.6	2,051.2	2,200.3	593.5	507.5
Restaurant labor	2,396.9	2,350.6	2,308.2	613.1	578.8
Restaurant expenses	1,129.0	1,082.2	1,128.4	299.8	279.1

Total cost of sales, excluding restaurant depreciation and amortization(2)	$5,699.5	$5,484.0	$5,636.9	$1,506.4	$1,365.4
Selling, general and administrative	738.0	684.5	665.6	182.8	180.9
Depreciation and amortization	316.8	300.9	283.1	84.1	76.7
Interest, net	93.6	93.9	107.4	21.7	24.6
Asset impairment, net	4.7	6.2	12.0	—	—

Total costs and expenses	$6,852.6	$6,569.5	$6,705.0	$1,795.0	$1,647.6

Earnings before income taxes	647.6	543.6	512.5	147.0	159.1
Income taxes	(168.9)	(136.6)	(140.7)	(40.2)	(45.8)

Earnings from continuing operations	$478.7	$407.0	$371.8	$106.8	113.3
(Losses) earnings from discontinued operations, net of taxes	(2.4)	(2.5)	0.4	(0.2)	(0.2)

Net earnings	$476.3	$404.5	$372.2	$106.6	$113.1

Basic net earnings per share:
Earnings from continuing operations	$3.50	$2.92	$2.71	$0.80	$0.82
Losses from discontinued operations	(0.02)	(0.02)	—	—	—

Net earnings	$3.48	$2.90	$2.71	$0.80	$0.82

Diluted net earnings per share:
Earnings from continuing operations	$3.41	$2.86	$2.65	$0.78	$0.80
Losses from discontinued operations	(0.02)	(0.02)	—	—	—

Net earnings	$3.39	$2.84	$2.65	$0.78	$0.80

	Fiscal Year Ended			Quarter Ended
	May 29, 2011	May 30, 2010	May 31, 2009	August 28, 2011	August 29, 2010
				(Unaudited)
	(In millions, expect per share data)
Balance Sheet Data
Total assets	$5,466.6	$5,276.1	$5,056.6	$5,594.2	$5,109.9
Land, buildings and equipment, net	3,622.0	3,403.7	3,306.7	3,690.2	3,444.2
Goodwill	517.1	517.3	518.7	516.9	517.3
Long-term debt, less current portion	1,407.3	1,408.7	1,632.3	1,405.9	1,409.8
Stockholders’ equity	1,936.2	1,894.0	1,606.0	1,903.3	1,870.4
Other Data
Cash flow from operations(1),(3)	$894.7	$903.4	$783.5	$118.3	$214.9
Capital expenditures(1)	547.7	432.1	535.3	138.2	113.2
Dividends paid	175.5	140.0	110.2	57.7	44.4
Dividends paid per share	1.28	1.00	0.80	0.43	0.32
High	52.12	49.01	40.26	53.81	45.04
Low	37.08	29.94	13.54	43.85	37.08
Close	50.92	42.90	36.17	45.84	42.49
Number of restaurants	1,894	1,824	1,773	1,903	1,832
Number of employees	178,380	174,079	178,692	N/A	N/A
Advertising expense(1),(3)	$340.2	$311.9	$308.3	N/A	N/A

(1)	Consistent with our consolidated financial statements, information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants closed or sold in fiscal 2007 and 2008 have been excluded.
(2)	Total cost of sales, excluding restaurant depreciation and amortization of $295.6, $283.4, $267.1, $78.4 and $71.7, respectively.
(3)	Fiscal year 2009 consisted of 53 weeks while all other fiscal years consisted of 52 weeks.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes we are offering supplements and, to the extent inconsistent, supersedes the description of the general terms of the debt securities set forth under the section entitled “Description of Debt Securities” in the accompanying prospectus. You should read the accompanying prospectus in conjunction with this prospectus supplement. Because this is a summary, it does not contain all the information that may be important to you. You should also read the entire indenture, including the definitions of some terms, before you make any investment decision.

General

The notes will be issued under the indenture dated as of January 1, 1996 between us and Wells Fargo Bank, National Association (as successor to Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association), as trustee. The notes are a separate series of debt securities under the indenture. The notes will be issued in an initial aggregate principal amount of $         million and will mature on                     , 2021.

The notes will bear interest at the rate of     % per year, from October     , 2011, or from the most recent date to which interest has been paid or provided for, payable semi-annually in arrears on                     and          of each year, commencing on                     , 2012, to the persons in whose names the notes are registered at the close of business on the next preceding             or             , respectively.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt, including our revolving credit facility. The notes will rank senior in right of payment to all of our existing and future subordinated debt. The notes will not be guaranteed by any of our subsidiaries. As a result, the notes will be effectively subordinated to any liabilities of our subsidiaries. The notes will be effectively subordinated in right of payment to all of our existing and future secured debt (to the extent of the value of the assets securing such debt). As of August 28, 2011, we had approximately $1.8 billion of senior debt outstanding (without giving effect to this offering) and our subsidiaries had no debt (excluding any intercompany liabilities). As of that date, there were no outstanding borrowings under our $750.0 million revolving credit facility, although we had $330.5 million of commercial paper and $70.9 million of letters of credit, each of which was backed by our revolving credit facility. On October 3, 2011, we entered into a new $750.0 million revolving credit facility under which there are no outstanding borrowings as of the date of this offering, although we had outstanding commercial paper or letters of credit backed by the facility. Except as described under the section entitled “—Change of Control” below and the section entitled “Description of Debt Securities—Some Restrictive Covenants” in the accompanying prospectus, the indenture does not restrict the amount of secured or unsecured debt that we or our subsidiaries may incur.

We will issue the notes only in book-entry form in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. See “—Book-Entry System” below.

The notes will not be listed on any securities exchange or included in any automated quotation system. The notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

We may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus      basis points plus accrued and unpaid

interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by Darden.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Company receives fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated and a Primary Treasury Dealer (as defined herein) selected by Wells Fargo Securities, LLC or their affiliates, and their respective successors, and (2) two other Primary Treasury Dealers selected by us; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, Darden shall substitute therefor another Primary Treasury Dealer.

Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed and its registered address.

In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the trustee in its sole discretion deems appropriate and fair. No notes of a principal amount of $2,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part (no note of a principal amount of $2,000 or less will be repurchased in part) of their notes pursuant to the offer described below (the Change of Control Offer). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of repurchase (the Change of Control Payment). Within 30 days following any Change of Control Triggering Event, or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the Change of Control Payment Date), pursuant to the procedures required by the notes and described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflict and compliance with laws.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

The paying agent will promptly pay, from funds deposited by us for such purpose, to each holder of notes properly tendered the Change of Control Payment in respect of such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered.

We will not be required to make a Change of Control Offer if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for a Change of Control Offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

Under clause (3) of the definition of Change of Control (below), a Change of Control will occur when a majority of the members of our Board of Directors are not Continuing Directors. In 2009, the Delaware Court of Chancery held that the occurrence of a change of control under a similar indenture provision may nevertheless be avoided if the existing directors were to approve the slate of new director nominees, provided the incumbent directors gave their approval in the good faith exercise of their fiduciary duties owed to the corporation and its stockholders. It has not been determined under Florida law whether our Board of Directors could similarly approve a slate of dissident director nominees while recommending and endorsing its own slate. If so, in certain circumstances involving a significant change in the composition of our Board of Directors, including in connection with a proxy contest where our Board of Directors does not endorse a dissident slate of directors but approves them as Continuing Directors, holders of the notes may not be entitled to require us to make a Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets, taken as a whole with our subsidiaries. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a sale, transfer, conveyance or other disposition of less than all of the properties or assets of us and our subsidiaries taken as a whole to another person or group may be uncertain.

For purposes of the foregoing discussion of a repurchase of the notes at the option of holders upon a Change of Control, the following definitions will be applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by each of the Rating Agencies (as defined below) on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade below investment grade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than us or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than us or one of our subsidiaries) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our Voting Stock measured by voting power rather than number of shares; or (3) the first day on which a majority of the members of our Board of Directors are not Continuing Directors. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) pursuant to such transaction, we become a wholly owned subsidiary of a holding company that has agreed to be bound by the terms of the notes and (2)(A) the holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (B) immediately following that transaction no person is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of the holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, members of our Board of Directors who (1) were members of such Board of Directors on the date of the issuance of the notes or (2) were nominated for election or elected to such Board of Directors with the approval of a majority of the continuing directors under clause (1) or (2) of this definition who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Ratings.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and equal to or higher than BBB- (or the equivalent) by S&P and Fitch (or, in each case, if such rating agency ceases to rate the notes of any series or fails to make a rating of the notes publicly available for reasons considered outside of our control, the equivalent investment grade credit rating from any rating agency selected by us as a replacement rating agency as set forth in the definition of “Rating Agencies” below).

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or any of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Covenants

The notes are subject to the restrictive covenants described under the section entitled “Description of Debt Securities—Some Restrictive Covenants” in the accompanying prospectus. These covenants apply to Darden and to certain of its subsidiaries but do not apply to Darden’s subsidiaries that are not corporations. As of August 28, 2011, approximately 9% of Darden’s consolidated total assets were held through partnerships and other non-corporate entities.

Consolidation, Merger and Sale of Assets

The notes are subject to some limitations on our ability to enter into some consolidations, mergers or transfers of substantially all of our assets as described under the section entitled “Description of Debt Securities—Consolidation, Merger and Sale of Assets” in the accompanying prospectus.

Events of Default

The notes are subject to the events of default described under the section entitled “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Defeasance and Discharge Provisions

The notes are subject to defeasance and discharge of debt or to defeasance of some restrictive covenants as described under the section entitled “Description of Debt Securities—Defeasance” in the accompanying prospectus.

Modification and Waiver

The notes are subject to provisions allowing, under some conditions, the modification or amendment of the indenture or waiving our compliance with some provisions of the indenture, as described under the section entitled “Description of Debt Securities—Modification and Waiver” in the accompanying prospectus.

Book-Entry System

DTC. DTC will act as securities depositary for the notes. The notes will be represented by one or more registered global securities (referred to as the registered global security) registered in the name of Cede & Co. (the nominee of DTC), or such other name as may be requested by an authorized representative of DTC. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by DTC and its participants. Except in the limited circumstances described in the indenture, owners of beneficial interests in the registered global security representing the notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture.

DTC has advised us and the underwriters as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (referred to as direct participants) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (referred to as indirect participants). The DTC rules applicable to its participants are on file with the SEC.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each actual purchaser of notes represented by the registered global security (referred to as the beneficial owner) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the registered global security representing notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the accompanying prospectus and in this prospectus supplement.

To facilitate subsequent transfers, the registered global security representing notes that are deposited by direct participants is registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the registered global security with DTC and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the registered global security representing the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct or indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (or any other DTC nominee) will consent or vote with respect to the registered global security representing the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy (referred to as an omnibus proxy) to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the registered global security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those direct and indirect participants and not of DTC, the trustee or Darden, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of Darden or the trustee, disbursement of those payments to direct participants is the responsibility of DTC, and disbursement of those payments to the beneficial owners is the responsibility of the direct and indirect participants. Neither Darden nor the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by DTC or the direct or indirect participants or for maintaining or reviewing any records of DTC or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, and in the event that a successor securities depositary is not obtained, notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, notes in definitive form will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Clearstream. Clearstream has advised us that it is a limited liability company organized under Luxembourg law. Clearstream holds securities for its participating organizations (Clearstream Participants) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with a Clearstream Participant. Distributions with respect to the global notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by DTC for Clearstream.

Euroclear. Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (Euroclear Participants) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.

Euroclear is operated by Euroclear Bank S.A./N.V. (the Euroclear Operator), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the Cooperative). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the global notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the terms and conditions of Euroclear, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between the participants in the depositary will occur in the ordinary way in accordance with the depositary’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in DTC in accordance with the DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering interests in the notes to or receiving interests in the notes from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of interests in the notes received in Clearstream or Euroclear as a result of a transaction with a depositary Participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Such credits or any transactions involving interests in such notes settled during such processing will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of interests in the notes by or through a Clearstream Participant or a Euroclear Participant to a depositary participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences, and in the case of non-U.S. holders (as defined below), the material U.S. federal estate tax consequences, relating to the ownership and disposition of the notes.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the Code), applicable regulations, administrative rulings and judicial decisions currently in effect, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service (the IRS) or the courts so as to result in U.S. federal income and estate tax consequences different from those discussed below. This discussion deals only with a note held as a capital asset by a beneficial owner who purchased the note at its “issue price” (generally, the first price at which a substantial portion of the notes is issued to the public) pursuant to this offering.

This discussion does not discuss all of the aspects of U.S. federal income and estate taxation which may be relevant to investors in light of their particular investment or other circumstances. This discussion also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the U.S. federal income tax laws. Special rules apply, for example, if you are:

•	a bank, thrift, insurance company, regulated investment company or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a U.S. person that has a functional currency other than the U.S. dollar;

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes (and their beneficial owners);

•	a person subject to alternative minimum tax;

•	a person who owns the notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	a person who has ceased to be a United States citizen or to be taxed as a resident alien; or

•	a person who acquires the notes in connection with employment or other performance of services.

In addition, the following discussion does not address all possible tax consequences related to the acquisition, ownership and disposition of the notes. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences, or the consequences arising under any tax treaty. We have not sought, and do not intend to seek, a ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS or the courts will agree with these statements and conclusions.

Investors considering acquiring notes should consult their tax advisors regarding the application of the United States federal tax laws to their particular situations as well as any consequences arising under the laws of any state, local or foreign taxing jurisdictions or under any applicable tax treaty.

U.S. Holders

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of notes and for U.S. federal income tax purposes are:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership, you should consult your tax advisor.

Payment of Interest

It is anticipated, and this discussion assumes, that the issue price of the notes will be equal to their stated principal amount. In such case, interest on a note will generally be taxable to you as ordinary income at the time it is received or accrued, in accordance with your usual method of accounting for tax purposes. If, however, the issue price of the notes is less than their stated principal amount and the difference is equal to or more than a de minimis amount (as set forth in the applicable Treasury regulations), you will be required to include the difference in income as original issue discount as it accrues in accordance with a constant yield method.

Additional Payments

Upon the occurrence of a change of control triggering event, you will have the right to require us to repurchase all or any part of the notes, as described in “Description of Notes—Change of Control,” at a price that may include an additional amount in excess of the principal amount of the notes. Because we believe the likelihood that we will make any such additional payments on the notes is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments and that the premium payable upon redemption will not affect the yield to maturity or the maturity date of the notes. Assuming this position is respected, you would be required to include in income such additional amounts at the time the payments are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.

Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, you would be required, among other things, to accrue interest income at a rate higher than the stated interest rate on the notes regardless of your method of tax accounting and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note. Our determination that the notes are not contingent payment debt instruments is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable U.S. Treasury regulations.

Sale or Other Taxable Disposition of the Notes

You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the notes equal to the difference between (a) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest, which will generally be taxable as ordinary income to the extent not previously included in income), and (b) your tax basis in the notes. Your tax basis in a note generally will equal your purchase price for the note.

Gain or loss on the disposition of notes will generally be capital gain or loss and will be long-term capital gain or loss if the notes have been held for more than one year at the time of disposition. Non-corporate U.S. holders may be eligible for a reduced rate of tax on long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Medicare Tax

For taxable years beginning on or after January 1, 2013, certain U.S. holders that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their interest income and net gains from the disposition of notes. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the notes.

Information Reporting and Backup Withholding Tax

In general, information reporting requirements will apply to payments to certain non-corporate U.S. holders of principal and interest on a note and the proceeds of the sale of a note. If you are a U.S. holder, you may be subject to backup withholding, at a current rate of 28%, when you receive interest with respect to the notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the notes. In general, you can avoid this backup withholding by properly executing, under penalties of perjury, an IRS Form W-9 or suitable substitute form that provides:

•	your correct taxpayer identification number; and

•

a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on IRS Form W-9 or suitable substitute form in a timely manner, you may be subject to penalties imposed by the IRS.

Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. Backup withholding is not an additional tax and amounts withheld may be refunded or credited against your federal income tax liability, provided you furnish required information to the IRS.

Non-U.S. Holders

As used herein, the term “non-U.S. holder” means a beneficial owner of a note that is neither a U.S. holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Payment of Interest

Generally, if you are a non-U.S. holder, interest income that is not effectively connected with a United States trade or business will not be subject to U.S. federal income withholding tax provided that:

•	you do not actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote;

•	you are not a controlled foreign corporation related to us actually or constructively through stock ownership;

•	you are not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•

either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your non-U.S. holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (together with appropriate attachments), or a suitable substitute form, has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of that form.

Interest on the notes which is not exempt from U.S. withholding tax as described above and is not effectively connected with a U.S. trade or business generally will be subject to U.S. withholding tax at a 30% rate (or, if applicable, a lower treaty rate). If you are engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base, then you (although exempt from the 30% withholding tax) will generally be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with a U.S. trade or business, you must provide a properly executed Form W-8BEN or Form W-8ECI, respectively. Under the Treasury regulations, you may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special certification and other rules apply to payments made through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of these certification rules.

Sale or Other Taxable Disposition of the Notes

A non-U.S. holder generally will not be subject to the United States federal income tax or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of the note, unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income treaty, the gain is attributable to a U.S. permanent establishment or fixed base); or

•

you are an individual and are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition (as determined under the Code) and certain other conditions are met.

If you are a non-U.S. holder described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, redemption, or other taxable disposition under regular graduated U.S. federal income tax rates and in the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits for that taxable year, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, redemption, or other taxable disposition, which may be offset by U.S. source capital losses, recognized in the taxable year of the disposition even though you are not considered a resident of the United States.

Estate Taxes

If you are an individual who is not a citizen or resident of the United States (as determined for U.S. federal estate tax purposes) and you hold a note at the time of your death, it will not be includable in your gross estate for U.S. estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such note would not have been effectively connected with your conduct of a trade or business within the United States. In addition, under the terms of an applicable estate tax treaty, U.S. federal estate tax may not apply with respect to a note.

Information Reporting and Backup Withholding Tax

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other agreement. Backup withholding will not be required with respect to interest paid to you, provided either the statement described above in the last bullet point under “—Payment of Interest” or a properly executed Form W-8EC1 has been received and the payor does not have actual knowledge or reason to know that you are a U.S. person.

Information reporting and backup withholding may apply to the proceeds of a sale of the notes made within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above or a properly executed Form W-8EC1 has been received and the payor does not have actual knowledge or reason to know that you are a U.S. person or you otherwise establish an exemption.

Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish required information to the IRS.

Recently Enacted Legislation

Recently enacted legislation regarding foreign account tax compliance imposes a 30% withholding tax on interest and gross proceeds from the disposition of certain debt instruments paid to certain foreign entities after December 31, 2012 unless various information reporting and other requirements are satisfied. Although the withholding tax does not apply to debt instruments outstanding as of March 18, 2012 and hence will not apply to the notes, certain account information with respect to U.S. holders who hold the notes through certain foreign financial institutions may nonetheless be reported to the IRS under this legislation. Investors should consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

UNDERWRITING

We are selling the notes to the underwriters named in the table below pursuant to an underwriting agreement between us and the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are acting as representatives. Subject to certain conditions, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of notes set forth opposite that underwriter’s name in the table below:

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	$
Wells Fargo Securities, LLC
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

Total	$

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions and that the underwriters are obligated to purchase all of the notes in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of     % of the principal amount of the notes. The underwriters may allow, and such dealers may re-allow, a concession not in excess of     % of the principal amount of the notes to certain other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

The following table shows the underwriting discounts that we are to pay the underwriters in connection with this offering. The compensation to the underwriters does not include any commissions.

Paid by Darden
Per senior note due 2021		%
Total	$

Indemnification and Expenses

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of those liabilities.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $1.0 million.

New Issue

The notes are new issues of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering of the notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress. The underwriters also may, subject to applicable laws and regulations, impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because one of the representatives of the underwriters has repurchased notes sold by or for the account of that underwriter in stabilizing or covering short transactions. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities at any time without notice.

Selling Restrictions

The notes are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

European Economic Area

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

This prospectus supplement and accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the placement contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither the Company nor the underwriters have authorised, nor do they authorise, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish or supplement a prospectus for such offer.

The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, (1) persons who are outside the United Kingdom or (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or the accompanying prospectus or any of their contents.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Certain Relationships

Certain of the underwriters and their affiliates have provided, from time to time, and may continue to provide to us, investment banking, commercial banking, financial and other services, including letters of credit, share repurchase, depository and account processing services, for which we have paid and intend to pay customary fees.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities)

and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Wells Fargo Bank, National Association serves as the trustee under the indenture and has been appointed registrar and paying agent with respect to debt securities outstanding thereunder. Affiliates of each of the underwriters are lenders or agents under our previously refinanced revolving credit facility as well as our new revolving credit facility. Under our recently refinanced revolving credit facility, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, served as administrative agent. Banc of America Securities LLC, also an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, served as sole lead arranger and sole book manager. Additionally, Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC previously served as documentation agent. Under the new revolving credit facility, Bank of America, N.A. continues to serve as the administrative agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC together serve as joint lead arrangers and joint book managers. Certain other underwriters or their affiliates may be lenders from time to time under the new revolving credit facility.

VALIDITY OF THE NOTES

The validity of the notes offered by this prospectus supplement will be passed upon for us by Hunton & Williams LLP. Certain matters of Florida law will be passed upon for us by Douglas E. Wentz, Esq., our Senior Associate General Counsel. As of September 29, 2011, Douglas E. Wentz owned 7,051 shares of our common stock, 5,400 of our phantom stock units, and options to purchase 29,268 shares of our common stock. Dewey & LeBoeuf LLP will pass upon certain legal matters relating to this offering for the underwriters.

EXPERTS

The consolidated financial statements of Darden Restaurants, Inc. as of May 29, 2011 and May 30, 2010, and for each of the years in the three-year period ended May 29, 2011, and the effectiveness of internal control over financial reporting as of May 29, 2011 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

DARDEN RESTAURANTS, INC.

Debt Securities

We may offer and sell from time to time, in one or more series, unsecured debt securities described in this prospectus, which may consist of notes, debentures or other evidences of indebtedness, in one or more offerings.

We may offer and sell these debt securities directly or to or through underwriters, agents or dealers. The supplements to this prospectus or a term sheet will describe the terms of any particular plan of distribution including names of any underwriters, agents or dealers.

We will provide the specific terms of these debt securities in a prospectus supplement or term sheet. This prospectus may not be used to carry out sales of securities unless accompanied by a prospectus supplement or term sheet. You should read this prospectus and prospectus supplement or term sheet carefully before you invest.

Investing in our securities involves risks. See “Risk Factors” on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 6, 2010.

All references in this prospectus to “Darden,” “we,” “us,” “our” and “our company” are to Darden Restaurants, Inc. and not to our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Red Lobster®, Olive Garden®, Bahama Breeze®, Seasons 52®, LongHorn Steakhouse® and The Capital Grille® are our trademarks.

All references in this prospectus to “$,” “U.S. Dollars” and “dollars” are to United States dollars.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission (SEC) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the Securities Act). Under this shelf registration, we may sell the debt securities described in this prospectus. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the debt securities we are offering under this prospectus. You can read that registration statement at the SEC web site at http://www.sec.gov or at the SEC office mentioned under the heading “Where You Can Find More Information About Darden.”

This prospectus provides you with a general description of the debt securities we may offer. Each time we sell any of these debt securities, we will provide one or more prospectus supplements or term sheets containing specific information about the terms of that offering. The prospectus supplements or term sheets may also add, update or change information contained in this prospectus. If information in the prospectus supplement or term sheets is inconsistent with the information in this prospectus, then the information in the prospectus supplement or term sheets will apply and will supersede the information in this prospectus. You should carefully read both this prospectus and any prospectus supplement or term sheet together with additional information described under the heading “Where You Can Find More Information About Darden” before you invest.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement or term sheet. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement or term sheet, as well as information we previously filed or subsequently file with the SEC that is incorporated by reference, is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since the date of that information.

Neither we nor anyone acting on our behalf is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement or term sheet and the documents incorporated by reference in this prospectus or any prospectus supplement or term sheet may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties described in the applicable prospectus supplement or term sheet and the documents incorporated by reference in this prospectus and any applicable prospectus supplement or term sheet. We undertake no obligation to update publicly or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

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DARDEN RESTAURANTS, INC.

Darden Restaurants, Inc. is the world’s largest company-owned and operated full service restaurant company, and served over 392 million meals in fiscal 2010. As of May 30, 2010, we operated through subsidiaries 1,824 restaurants in the United States and Canada. In the United States, we operated 1,790 restaurants in 49 states (the exception being Alaska), including 666 Red Lobster®, 717 Olive Garden®, 331 LongHorn Steakhouse®, 40 The Capital Grille®, 25 Bahama Breeze®, and 11 Seasons 52® restaurants. In Canada, we operated 34 restaurants, including 28 Red Lobster and six Olive Garden restaurants. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada, except for three restaurants located in Central Florida that are owned by joint ventures we manage. The joint ventures pay management fees to us, and we control the joint ventures’ use of our service marks. None of our restaurants in the United States or Canada are franchised. Of our 1,824 restaurants open on May 30, 2010, 942 were located on owned sites and 882 were located on leased sites. As of May 30, 2010, through subsidiaries, we franchised five LongHorn Steakhouse restaurants in Puerto Rico to an unaffiliated franchisee, and 25 Red Lobster restaurants in Japan to an unaffiliated Japanese corporation, under area development and franchise agreements.

Darden Restaurants, Inc. is a Florida corporation incorporated in March 1995, and is the parent company of GMRI, Inc., also a Florida corporation. GMRI, Inc. and certain other of our subsidiaries own and operate our restaurants. GMRI, Inc. was originally incorporated in March 1968 as Red Lobster Inns of America, Inc. We were acquired by General Mills, Inc. in 1970 and became a separate publicly held company in 1995 when General Mills distributed all of our outstanding stock to the stockholders of General Mills. Our principal executive offices and restaurant support center are located at 1000 Darden Center Drive, Orlando, Florida 32837, telephone (407) 245-4000.

RISK FACTORS

Investing in our securities involves certain risks. You are urged to read and consider risk factors relating to an investment in our securities as described from time to time in our Annual Reports on Form 10-K filed with the SEC, as may be updated from time to time in our Quarterly Reports on Form 10-Q, and other of our filings with the SEC, each as incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. The prospectus supplement or term sheet applicable to each series of debt securities we offer might contain a discussion of additional risks applicable to an investment in us and the particular securities we are offering under that prospectus supplement or term sheet.

USE OF PROCEEDS

Unless the applicable prospectus supplement or term sheet states otherwise, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes, which may include, among other things, working capital, capital expenditures, stock repurchases, debt repayment or the financing of acquisitions. The prospectus supplement or term sheet relating to a particular offering of debt securities by us will identify the use of proceeds for that offering.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may offer using this prospectus and the indenture described below. This section is only a summary and does not purport to be complete. You must look to the relevant form of debt security and the indenture for a full understanding of all terms of any series of debt securities. The form of debt security and the indenture have been or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information About Darden” for information on how to obtain copies.

A prospectus supplement or term sheet will describe the specific terms of any particular series of debt securities offered under that prospectus supplement or term sheet, including any of the terms in this section that will not apply to that series, and any special considerations, including tax considerations, applicable to investing in those debt securities. In some instances, certain of the precise terms of debt securities you are offered may be described in a further prospectus supplement or term sheet, known as a pricing supplement.

General

We will issue the debt securities in one or more series under the indenture dated as of January 1, 1996 between us and Wells Fargo Bank, National Association (as successor to Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association), as trustee. The indenture does not limit the amount of debt securities that we may issue under it at any time. We may issue additional debt securities under the indenture in one or more series from time to time with terms different from those of other debt securities already issued under the indenture.

Ranking

The debt securities will be our unsecured and unsubordinated obligations and will rank equally and ratably with our other current and future unsecured and unsubordinated debt. The debt securities will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure this debt). In addition, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the debt securities will be effectively subordinated to debt and other obligations at the subsidiary level because, as the common stockholder of our direct and indirect subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries. Except as described under the section entitled “—Some Restrictive Covenants” below, the indenture does not restrict the amount of secured or unsecured debt that we or our subsidiaries may incur.

Terms

The prospectus supplement or term sheet, including any separate pricing supplement, relating to a series of debt securities that we offer using this prospectus will describe the following terms of that series, if applicable:

•	the title of the offered debt securities;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the person to whom interest is payable, if other than the person in whose name it is registered as of the record date for payment of interest;

•	the date or dates on which the offered debt securities will mature and any rights of extension;

•	the annual rate or rates, if any, which may be fixed or variable, at which the offered debt securities will bear interest, or the method by which such rate or rates will be determined;

•	the date from which interest will accrue, the interest payment date or dates and the regular related record date or dates;

•	the place or places where the principal, premium, if any, and interest on the offered debt securities will be payable;

•

the period or periods, if any, within which and the price or prices at which the offered debt securities may be redeemed, under any redemption provisions, at our option, and other detailed terms of the optional redemption provisions;

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our obligation to redeem or purchase the offered debt securities under any sinking fund, or at your option, and the terms and conditions under which the offered debt securities may be redeemed or purchased, in whole or in part, under this obligation;

•	if other than in denominations of U.S. $1,000 or multiples of U.S. $1,000, the denominations in which the offered debt securities will be issued;

•	any index or formula used to determine the amount of principal, premium, if any, or interest payable on the offered debt securities;

•

the currency or currency units in which the offered debt securities are denominated, and principal and interest may be payable, and for which the debt securities may be purchased, if other than in U.S. dollars;

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if the principal, premium, if any, or interest paid on the offered debt securities are specified or payable at our option or at yours, in a currency other than U.S. dollars, whether and under what terms and conditions this election can be made and the amount payable, or the manner in which this amount is determined;

•	if other than the principal amount of the offered debt security, the portion of the principal payable at acceleration of the offered debt securities following an event of default;

•

if the principal amount payable at maturity of the offered debt securities will not be determinable as of any date prior to maturity, the principal amount of offered debt securities at that date, including the principal amount deemed outstanding as of any date prior to maturity, or in any case, the manner in which this amount is determined;

•	if the offered debt securities are not defeasible as described under the section entitled “— Defeasance” below;

•

whether the offered debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security or debt securities and the circumstances under which you may exchange any global security for debt securities registered in the name of an entity other than the depositary or its nominee, and under which any transfer of the global security may be registered to such an entity;

•	any event of default or covenant related to the offered debt securities of a particular series, if not specified in this prospectus; and

•	any other terms of the offered debt securities that will not conflict with the provisions of the indenture.

Unless the applicable prospectus supplement or term sheet specifies otherwise, we will issue the debt securities in fully registered form denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000. We may issue the offered debt securities in the form of one or more global certificates, as described below under the section entitled “—Global Securities.”

Although debt securities offered by this prospectus will be issued under the indenture, there is no requirement that we issue future debt securities under the indenture. Accordingly, we may use other indentures or documentation containing different provisions in connection with future issuances of our debt.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement or term sheet relating to those debt securities will describe the federal income tax consequences and other special considerations applicable to them. In addition, if we issue any debt securities denominated in foreign currencies or currency units, the prospectus supplement or term sheet relating to those debt securities will also describe any federal income tax consequences and other special considerations applicable to those debt securities.

The indenture does not contain covenants or other provisions designed to afford holders of debt securities protection in the event of a highly-leveraged transaction involving us. If this protection is provided for the offered debt securities, we will describe the applicable provisions in the prospectus supplement or term sheet relating to those debt securities.

Exchange, Registration and Transfer

You may exchange debt securities of any series that are not global securities for other registered securities of the same series and of like aggregate principal amount in different authorized denominations. Transfers and exchanges may be made without service charge and after payment of any taxes or other governmental charges as described in the indenture. We have appointed the trustee as security registrar as provided under the indenture. The security registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

If a debt security is issued as a global security, only the depositary or its nominee as the sole holder of the debt security will be entitled to transfer and exchange the debt security as described under the section entitled “— Global Securities” below.

Payment and Paying Agent

Unless the applicable prospectus supplement or term sheet specifies otherwise, we will pay the principal, premium, if any, and interest on the offered debt securities at the principal corporate trust office of the trustee, and the trustee will act as paying agent for the offered debt securities. In addition, unless the applicable prospectus supplement or term sheet specifies otherwise, and with the exception of global securities, we may, at our option, pay interest by check mailed to the address of the person entitled to it, as it appears on our security register.

Global Securities

We may issue a series of debt securities offered by this prospectus, in whole or in part, in the form of one or more global securities, which will have an aggregate principal amount equal to that of the debt securities represented thereby.

Unless it is exchanged in whole or in part for the individual debt securities it represents, a global security may be transferred only as a whole

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement related to a series of debt securities in the applicable prospectus supplement or term sheet. We anticipate that the following provisions will generally apply to depositary arrangements for the offered debt securities.

Each global security will be registered in the name of a depositary or its nominee identified in the applicable prospectus supplement or term sheet and will be deposited with the depositary or its nominee or a custodian. The global security will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and any other matters as may be provided in the indenture.

As long as the depositary, or its nominee, is the registered holder of the global security, the depositary or nominee, as the case may be, will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the global security or any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered to be the owners or holders under the indenture relating to those debt securities.

All payments of principal of and any premium and interest on a global security will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing those debt securities. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, which institutions we refer to as the participants, and to persons that may hold beneficial interests through participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effective only through, records maintained by the depositary and its participants. Payments, transfers, exchanges and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee, nor any of our or the trustee’s agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to beneficial interests.

Some Restrictive Covenants

Unless the applicable prospectus supplement or term sheet specifies otherwise, the debt securities will be subject to certain restrictive covenants described below. These covenants apply to us and to certain of our subsidiaries but do not apply to our subsidiaries that are not corporations. Any additional restrictive covenants applicable to a particular series of debt securities that we offer will be described in the applicable prospectus supplement or term sheet.

Limitations on Liens

Unless the applicable prospectus supplement or term sheet specifies otherwise, neither we nor any restricted subsidiary will incur, issue, assume or guarantee any debt secured by a lien on any principal property, of ours or of any restricted subsidiary, or on shares of capital stock or debt issued by any restricted subsidiary and owned by us or any restricted subsidiary, whether the principal property, shares or debt were owned on the date of the indenture or acquired after that date, without providing that the debt securities will be secured equally and ratably with all other debt also secured, as long as this debt is secured.

“Debt” means any obligation of ours or of any of our subsidiaries, or any obligation guaranteed by us or any of our subsidiaries to repay money borrowed, whether evidenced by bonds, debt securities, notes or similar instruments, and including reimbursement obligations related to commercial letters of credit, bankers’ acceptances or similar facilities.

“Lien” means, for any property or asset, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind related to that property or asset, including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.

“Principal property” means all restaurant or related equipment and real property, in each case which is owned by us or a subsidiary and which constitutes all or part of any restaurant located within the United States or Canada.

“Restricted subsidiary” means any subsidiary of ours which does not meet one of the following conditions:

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the greater portion of the operating assets is located, or the principal business is carried on, outside the United States and Canada, or which, during the 12 most recent calendar months, or shorter period elapsed since its organization, derived the major portion of its gross revenues from sources outside the United States or Canada;

•	the principal business consists of financing or assisting in the financing of dealers, distributors or other customers to facilitate:

•	the acquisition or disposition of our products or of any of our subsidiaries, or

•	obtaining equipment or machinery used in this acquisition or disposition;

•	the principal business consists of owning, leasing, dealing in or developing real property; or

•	substantially all of the assets consist of securities of subsidiaries described in the first three bullet points above.

“Subsidiary” means a corporation in which we or one or more subsidiaries directly or indirectly own more than 50% of the outstanding voting stock. Voting stock is a stock which ordinarily has voting power for the election of directors, at all times or as long as no senior class of stock has this voting power due to a contingency.

The limitations on liens do not apply to:

•	liens existing on the date of the indenture;

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liens on any principal property acquired, constructed or improved by us or any restricted subsidiary after the date of the indenture which are created or assumed at the time of, or within 180 days of the acquisition, construction or improvement, to secure or provide for the payment of all or any part of the cost of the acquisition, construction or improvement;

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liens on property, shares of capital stock or debt existing at the time they are acquired by us whether by merger, consolidation, purchase, lease or some other method, including liens existing at the time that this corporation becomes a restricted subsidiary;

•	liens in favor of us or any of our restricted subsidiaries;

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liens in favor of the state or federal government, any department, agency or subdivision of any state or federal government, or Canada or any political subdivision of Canada, to secure partial, progress, advance or other payments, to secure other contractual or statutory obligations, or to secure any debt incurred to finance the cost of acquiring, constructing or improving the property that is subject to the lien, including liens incurred in connection with pollution control, industrial revenue or similar financings;

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liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise if we disposed of the property within 180 days after the creation of these liens and if any debt secured by these liens will be without recourse to us or any subsidiary;

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liens imposed by law, including mechanics’, workmen’s, repairmen’s, materialmen’s, carriers’, warehousemen’s, vendors’ or other liens arising in the ordinary course of business, or federal, state or municipal liens arising out of contracts for the sale of products or services by us or any restricted subsidiary, or deposits or pledges to obtain the release of any of these liens;

•	pledges or deposits under workmen’s compensation or similar laws or under other circumstances;

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liens in connection with legal proceedings, including liens arising out of judgments or awards, contested in good faith by us or our restricted subsidiary, or liens incurred by us or our restricted subsidiary to obtain a stay or discharge in the course of legal proceedings;

•	liens for taxes or assessments not yet due or delinquent, or which can be paid without penalty, or contested in good faith by appropriate proceedings;

•	liens consisting of restrictions on the use of real property which do not interfere materially with the property’s use or value; or

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any extension, renewal or replacement, as a whole or in part, of any lien existing on the date of the indenture or of any lien referred to in the second, third and in the last six bullet points above. This extension, renewal or replacement lien must, however, be limited to all or part of the same property, shares of stock or debt that secured the lien extended, renewed or replaced, plus improvements on the property, and the debt secured by the lien at that time must not be increased.

The limitations on liens also do not apply if at the time and after giving effect to any debt secured by a lien and any retirement of debt secured by a lien:

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the total amount of all existing debt secured by liens which could not have been incurred by us or our restricted subsidiary without equally or ratably securing the debt securities, and which is not subject to the exceptions described above, plus

•	the attributable value of all sale and leaseback transactions entered into in reliance on the penultimate paragraph of the section titled “—Limitations on Sale and Leaseback Transactions”

does not exceed the greater of 10% of our consolidated capitalization or $250,000,000.

“Consolidated capitalization” means consolidated total assets less consolidated non-interest bearing current liabilities, all as shown by our consolidated balance sheet and the consolidated balance sheet of our subsidiaries, whether or not consolidated for accounting purposes.

Limitations on Sale and Leaseback Transactions

Unless the applicable prospectus supplement or term sheet specifies otherwise, neither we nor any of our restricted subsidiaries will enter into any sale and leaseback transaction involving the leasing for a period greater than three years of any principal property, unless either:

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we or our restricted subsidiary would be, at the time of entering into the sale and leaseback transaction, entitled, without equally and ratably securing the debt securities then existing, to incur, issue, assume or guarantee debt secured by a lien on the property, under the provisions described above in the section entitled “ —Limitations on Liens;” or

•	within 180 days after that sale or transfer, we apply to retire our funded debt, subject to credits for some voluntary retirements of funded debt, an amount equal to the greater of:

•	the net proceeds of the sale of the principal property sold and leased back under that arrangement, or

•	the fair market value of the principal property so sold and leased back.

This limitation will not apply to a sale and leaseback transaction between us and a restricted subsidiary, or between restricted subsidiaries, or involving the taking back of a lease for a period of less than three years.

“Funded debt” means notes, bonds, debt securities or other debt for money borrowed which by its terms matures at, or is extendible or renewable at the option of the lender to a date more than 12 months after the date of the creation of that debt.

This limitation on sale and leaseback transactions also does not apply if at the time of the sale and leaseback:

•	the attributable value of all sale and leaseback transactions existing at that time and which are not subject to the exceptions described above, plus

•	the total amount of all existing debt secured by liens that we entered into in reliance on the penultimate paragraph of the section entitled “—Limitations on Liens”

does not exceed the greater of 10% of our consolidated net tangible assets or $250,000,000.

“Attributable value” means, for any sale and leaseback transaction, at the time of determination, the lesser of:

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the sale price of the principal property so leased, multiplied by a fraction, the numerator of which is the remaining portion of the base term of the lease included in sale and leaseback transaction and the denominator of which is the base term of such lease, and

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the total obligation, discounted to present value at the highest rate of interest specified by the terms of any series of debt securities then outstanding compounded semi-annually, of the lessee for rental payments, other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights, during the remaining portion of the base term of the lease included in that sale and leaseback transaction.

Events of Default

Events of default when used in the indenture, mean any of the following for a series of offered debt securities:

•	failure to pay any interest on any debt security for 30 days after the interest becomes due;

•	failure to pay the principal or premium, if any, on any debt security when due;

•	failure to deposit any sinking fund payment on any debt security when due;

•	failure to perform or breach of any other covenant in the indenture that continues for 60 days after written notice;

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a default under any bond, debt security, note or other debt for money borrowed by us, including a default related to debt securities of any series other than that series, or under any mortgage, indenture or instrument, including the indenture, under which there may be issued or by which there may be secured or evidenced any debt for money borrowed by us, having an aggregate principal amount outstanding of at least $25,000,000, whether that debt now exists or is later created, which debt has become due and has not been paid, or whose maturity has been accelerated, and which debt has not been discharged or that acceleration has not been annulled within 10 business days after written notice as provided in the indenture;

•	some events of bankruptcy, insolvency or reorganization; and

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any other event of default related to the debt securities of that series. Any additional events of default applicable to a particular series of debt securities that we offer will be described in the applicable prospectus supplement or term sheet.

If any event of default, other than an event of default described in the second to last bullet point above for any series, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount, or, if any of the debt securities of that series are original issue discount debt securities, the lesser portion of the principal amount of these debt securities as may be specified by their terms, of all of the debt securities of that series to be due and immediately payable.

If an event of default described in the sixth bullet point above occurs, the principal amount, or if any of the debt securities of that series are original issue discount securities, the portion of the principal amount of these debt securities as may be specified by their terms, will automatically become immediately due and payable, and without any declaration or other action on the part of the trustee or any holder.

The trustee is required, within 90 days after the occurrence of an event of default related to the debt securities of any series, to give to the holders of the debt securities of that series notice of the default that it actually knows of, if not cured or waived. However, except in the case of default in the payment of principal, premium, if any, or interest on any debt security of that series, or in the deposit of any sinking fund payment which is provided, the trustee will be protected in withholding the notice if the trustee in good faith determines that the withholding of the notice is in the interest of the holders of the debt securities of that series. In addition, the notice will not be given until 30 days after the occurrence of an event of default related to the debt securities of any series in the performance of a covenant in the indenture other than for the payment of the principal, premium, if any, or interest on any debt security of that series or the deposit of any sinking fund payment with respect to the debt securities of that series.

At any time after a declaration of acceleration of any debt securities of a series is made, but before the trustee has obtained a judgment for payment of money, the holders of a majority in aggregate principal amount of the existing debt securities of that series may, under some circumstances, rescind this acceleration.

The indenture contains provisions entitling the trustee to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indenture at the request of those holders. Subject to these provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, related to the debt securities of that series.

The holder of debt securities will not have any right to institute any proceeding related to the indenture, or for the appointment of a receiver or trustee for any other remedy under the indenture, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default related to the debt securities of that series;

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holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request to the trustee to institute the proceeding and the holders have offered reasonable indemnity; and

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the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series instructions which conflict with that request, within 60 days after the notice, request and offer.

The indenture requires us to file annually with the trustee a certificate executed by two of our officers, indicating whether such officers have knowledge of any default under the indenture.

The right of any holder to receive payment of the principal, premium, if any, and interest on the debt securities or to institute a legal proceeding cannot be impaired without the holder’s consent.

Modification and Waiver

With the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series affected by the modification or amendment, voting as one class, we and the trustee may execute supplemental indentures modifying or amending the indenture or any supplemental indenture.

Without the consent of the holder of each debt security affected by the modification, we may not:

•	change the maturity of, the principal of, or any installment of principal or interest on any debt security;

•	reduce the principal amount of the debt security;

•	reduce the rate of interest on the debt security;

•	reduce any premium payable at redemption of the debt security;

•	reduce the amount of the principal of an original issue discount security due or any other security due at acceleration of maturity;

•	change the place of payment, or coin or currency in which the principal, premium, if any, or interest on any debt security is payable;

•	impair the right to institute suit for the enforcement of any payment on or after maturity, or in the case of redemption or repayment, on or after the redemption or repayment date;

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture;

•	reduce the percentage of outstanding debt securities necessary to waive compliance with some provisions of the indenture or for waiver of some defaults; or

•	modify the foregoing requirements.

The holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of the holders of all debt securities of that series, waive, for that series, our compliance with some provisions of the indenture.

The holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture for the debt securities of that series, except a default:

•	in the payment of principal, premium, if any, or interest on any debt security, or

•	related to a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected.

The indenture provides that, in determining whether the holders of the requisite principal amount of the outstanding debt securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action as of any date:

•	the principal amount of an original issue discount security deemed outstanding will be the amount of the principal of the original issue discount security due at acceleration of maturity to that date;

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if, as of that date, the principal amount payable at the maturity of a debt security cannot be determined, the principal amount of the debt security deemed outstanding will be the amount determined under a board resolution and specified in an officers’ certificate, or determined in one or more supplemental indentures, prior to the issuance of the debt securities;

•

the principal amount of a debt security denominated in one or more foreign currencies or currency units deemed outstanding will be the U.S. dollar equivalent, determined as of that date as described in the previous bullet point, of the principal amount of the debt security, or in the case of a debt security described in either of the first two bullet points, of the amount determined as described in that bullet point above; and

•

debt securities owned by us or any other obligor on the debt securities, or any affiliates of ours or of any obligor, will be disregarded and deemed not to be outstanding, except that in determining whether the trustee will be protected in relying on such request, demand, authorization, direction, notice, consent, waiver or other action, only debt securities which the trustee knows to be so owned will be disregarded.

Debt securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right to so act for the debt securities and that the pledgee is not us or any other obligor on the debt securities or any of our affiliates or other obligor.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into another entity or convey, transfer or lease our property and assets substantially as an entirety to any other entity, and we may not permit any entity to consolidate with or merge into us or convey, transfer or lease their properties and assets substantially as an entirety to us, unless:

•

any successor or purchaser is a corporation, partnership, limited liability company or trust organized under the laws of the United States, any State or the District of Columbia, and this successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture in a form satisfactory to the trustee;

•	immediately after giving effect to the transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default, occurred and is continuing;

•

if, as a result of this transaction, our property or assets become subject to a lien which is not permitted by the indenture, our successor or we, as the case may be, takes the necessary steps to secure the debt securities issued under the indenture equally and ratably with debt secured by the lien; and

•	other conditions required under the indenture are met.

If we consolidate or merge into or if we convey, transfer or lease our assets substantially as an entirety, our successor will succeed to, and will be substituted for us under the indenture, and in this case, but not in the case of a lease, we will be relieved of all obligations and covenants under the indenture and debt securities.

Defeasance

Unless the applicable prospectus supplement or term sheet specifies otherwise, the following provisions relating to defeasance and discharge of debt, or relating to defeasance of some restrictive covenants under the indenture, will apply to the debt securities of any series, or to any specified part of a series.

The indenture contains a provision which permits us to elect:

•	to defease and be discharged from all of our obligations, subject to limited exceptions, related to any series of debt securities then outstanding, which we refer to as legal defeasance; or

•

to be released from our obligations under some restrictive covenants, including those described above under the section entitled “—Some Restrictive Covenants,” which we refer to as covenant defeasance.

To make this election, we must:

•

deposit in trust for the benefit of the holders of the debt securities, money or U.S. government obligations, or both, which, through the payment of principal, premium, if any, and interest in accordance with their terms, will provide sufficient money to repay in full the series of debt securities and any mandatory sinking fund payments on the respective maturities;

•

deliver to the trustee an opinion of counsel as provided under the indenture, that holders of debt securities will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax in the same amount, in the same manner and at the same times as would have been the case if this deposit, defeasance and discharge had not occurred; and

•	comply with other conditions of the indenture.

If we exercised the legal defeasance option on any debt securities and these debt securities were declared due and payable because an event of default occurred, the amount of money and U.S. government obligations deposited in trust would be sufficient to pay the amounts due on the debt securities at the time of their respective maturities but may not be sufficient to pay the amounts due on the debt securities at acceleration resulting from the event of default. In that case, we would remain liable for the payments.

“U.S. government obligation” means:

•	any security which is:

•	a direct obligation of the United States for the payment of which the full faith and credit of the United States is pledged, or

•

an obligation of a person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in case of either this bullet point or the previous bullet point, is not callable or redeemable at the option of the issuer; and

•

any depositary receipt issued by a bank, as custodian for any U.S. government obligation which is specified in the first bullet point above and held by that bank for the account of the holder of the depositary receipt, or for any specific payment of principal or interest on any U.S. government obligation so specified and held, provided that, except as required by law, the custodian is not authorized to make any deduction from the amount payable to the holder of the depositary receipt from any amount received by the custodian for the U.S. government obligation or the specific payment of principal or interest evidenced by the depositary receipt.

The Trustee

Wells Fargo Bank, National Association (as successor to Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association) is the trustee under the indenture. The trustee may resign or be removed by the act of holders of a majority in principal amount of the securities of a series, with respect to one or more series of debt securities, and we may appoint a successor trustee to act for these series. If two or more persons are acting as trustee for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee, and any action described in this prospectus to be taken by the “trustee” may then be taken by each trustee for, and only for, the series of securities for which it is trustee.

In the ordinary course of business, Wells Fargo Bank, National Association and its affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other transactions with us and our affiliates. Wells Fargo Bank, National Association is the documentation agent and a co-lender under our revolving credit facility and maintains customary banking relationships with us. In addition, to hedge our exposure on particular securities, we have from time to time entered into transactions involving derivative instruments, such as swaps, with Wells Fargo Bank, National Association. Wells Fargo Bank, National Association also serves as the transfer agent and registrar for our common stock and as the sponsor and administrator of our Shareowner Service Plus Plan direct investment program.

Governing Law

The indenture and the offered debt securities will be governed by, and construed under, the laws of the State of New York.

PLAN OF DISTRIBUTION

We may offer and sell the debt securities offered by this prospectus:

•	through underwriters;

•	through dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through some combination of these methods.

The applicable prospectus supplement or term sheet will describe the terms of the offering of any debt securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from the sale, including any underwriting discounts and commissions or other items constituting underwriters’ compensation, and any discounts, commissions or fees allowed or paid to dealers or agents.

By Underwriters

If underwriters are used in the sale, the offered debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If we sell securities to underwriters, we will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement or term sheet. The debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless the applicable prospectus supplement or term sheet specifies otherwise, the obligations of the underwriters or agents to purchase the offered debt securities will be subject to some conditions. The underwriters will be obligated to purchase all the offered debt securities if any of the securities are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters’ compensation may be changed from time to time.

By Dealers

If a dealer is utilized in the sale of any debt securities offered by this prospectus, we will sell those debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. We will set forth the names of the dealers and the terms of the transaction in the applicable prospectus supplement or term sheet.

By Agents

We may also sell debt securities offered by this prospectus through agents. We will name any agent involved in the offer and sale and describe any commissions payable by us in the applicable prospectus supplement or term sheet. Unless otherwise indicated in the prospectus supplement or term sheet, any agent will be acting on a reasonable efforts basis for the period of its appointment.

By Direct Sales

We may also directly sell debt securities offered by this prospectus. In this case, no underwriters, dealers or agents would be involved. We will describe the terms of any of those sales in the applicable prospectus supplement or term sheet.

General Information

Underwriters, agents and dealers that participate in the distribution of the debt securities offered by this prospectus may be deemed underwriters under the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act.

If the applicable prospectus supplement or term sheet so indicates, we will authorize underwriters, agents or dealers to solicit offers by some specified institutions to purchase offered debt securities from us at the public offering price specified in the prospectus supplement or term sheet under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions stated in the prospectus supplement or term sheet, and the prospectus supplement or term sheet will specify the commission payable for solicitation of the contracts.

Under agreements entered into with us, underwriters and agents who participate in the distribution of the offered debt securities may be entitled to indemnification by us against some civil liabilities, including liabilities under the Securities Act or to contribution regarding payments that the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

The offered debt securities will be a new issue of securities with no established trading market. Any underwriters or agents to or through whom we sell the debt securities for public offering and sale may make a market in the debt securities. The underwriters or agents are not obligated to make a market in the offered debt securities and may discontinue market making at any time without notice. We cannot predict the liquidity of the trading market for any debt securities.

In connection with an offering of our debt securities, underwriters, agents or dealers may purchase and sell them in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of some bids or purchases for the purpose of preventing or slowing a decline in the market price of the debt securities, and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. Underwriters may also impose a penalty bid, which means that the underwriting syndicate may reclaim selling concessions allowed to syndicate members or other broker dealers who sell securities in the offering for their account if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time without notice. These transactions may be affected on any securities exchange on which the debt securities may be listed, in the over-the-counter market or otherwise.

VALIDITY OF DEBT SECURITIES

The validity of the offered debt securities will be passed upon for us by McDermott Will & Emery LLP. Certain matters of Florida law will be passed upon for us by Douglas E. Wentz, Esq., our Senior Associate General Counsel. As of October 6, 2010, Douglas E. Wentz owned 11,333 shares of our common stock and had options to purchase 35,268 shares of our common stock. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of Darden Restaurants, Inc. as of May 30, 2010 and May 31, 2009, and for each of the years in the three-year period ended May 30, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of May 30, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT DARDEN

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. You may also obtain copies of our SEC filings at the office of the New York Stock Exchange, Inc. For further information on obtaining copies of Darden’s public filings at the New York Stock Exchange, you should call 1-212-656-3000.

The SEC allows us to incorporate by reference into this prospectus the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

•	Our Annual Report on Form 10-K for the year ended May 30, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended August 29, 2010; and

•	Our Current Report on Form 8-K dated September 14, 2010, filed with the SEC on September 17, 2010.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the termination of the offering of the securities described in this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can obtain those documents from our website at www.darden.com or request them in writing or by telephone at the following address or telephone number:

Investor Relations
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, Florida 32837
(800) 832-7336

You should rely only on the information contained or incorporated by reference in this prospectus or the prospectus supplement or term sheet relating to the offered debt securities. We have not authorized anyone to provide you with different information. We are not offering to sell the debt securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or term sheet is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

$

Darden Restaurants, Inc.

% Senior Notes due 2021

Prospectus Supplement

October     , 2011

Joint Book-Running Managers

BofA Merrill Lynch	Wells Fargo Securities

SunTrust Robinson Humphrey	US Bancorp